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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   ACADIA NATIONAL HEALTH SYSTEMS, INC.
                             (Name of Issuer)


                               COMMON STOCK
                      (Title of Class of Securities)


                               004042 10 7
                              (CUSIP Number)

                          MARK T. THATCHER, ESQ.
                     360 Thames Street, First Floor
                       Newport, Rhode Island 02840
                              (401) 841-9444

              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                              MAY 12, 1997
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 004042 10 7                    13D

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PRI, INC.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |X|
                                                                  (b) | |

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     AF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

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                    -------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF
                         THOMAS N. HACKETT, President
                         300,000

SHARES              -------------------------------------------------
                    8    SHARED VOTING POWER
BENEFICIALLY
                         0

OWNED BY            -------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         THOMAS N. HACKETT, President
                         300,000

REPORTING           -------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
PERSON WITH
                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     300,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%

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14   TYPE OF REPORTING PERSON*

     CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  Security and Issuer

         This Statement relates to the Common Stock of Acadia National Health Systems, Inc., a Colorado corporation (the "Company"), which has its principal corporate offices at 460 Main Street, Lewiston, Maine 04240.


Item 2.  Identity and Background

         (a) This Statement is being filed by PRI, Inc. (the "Shareholder").

         (b) The business address of the Shareholder is 460 Main Street, Lewiston, Maine 04240.

         (c) The present principal occupation or employment of the President of the Shareholder, Thomas N. Hackett, is Chief Executive Officer, President and Director of Acadia National Health Systems, Inc., 460 Main Street, Lewiston, Maine 04240.

         (d) During the last five years, the Officers and/or Directors of the Shareholder have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Officers and/or Directors of the Shareholder were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Officers and Directors of the Shareholder are
United States citizens.


Item 3.  Source and Amount of Funds

         The Shareholder holds the securities described herein in connection with the sale of its assets to the Issuer, pursuant to the reorganization of PRI and formation of the Issuer.

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         The Shareholder owned 300,000 shares of Common Stock on May 12,
1997, when the Company received clearance from the Securities and Exchange Commission on its registration statement filed November 13, 1996, subjecting the Company to the reporting requirements of the Securities Exchange Act of 1934 pursuant to such filing.


Item 4.  Purpose of Transaction

         The Shareholder holds the Common Stock as a control person and affiliate of the Issuer.

         (a) The Shareholder may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

         (b) The Shareholder does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

         (c) The Shareholder does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

         (d) The Shareholder does not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

         (e) The Shareholder does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

         (f) The Shareholder does not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

         (g) The Shareholder does not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

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         (h) The Shareholder does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) The Shareholder does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) The Shareholder does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         The Shareholder beneficially owns 300,000 shares of Common Stock, representing 8.0% of the total issued and outstanding shares of Common Stock. Thomas N. Hackett, President of the Shareholder, has sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

         (a) Ownership of the Shareholder as of the date of this filing:

                                          Shares of PRI          Percent
     Name and                             Common Stock           of
     Address                                                     Class

     Thomas N. Hackett                    73                     73.0%

     Jacquelyn J. Magno                   20                     20.0%

     The Estate of
     John P. Doucette                      5                      5.0%

     Wayne Brackley                        2                      2.0%

         (b) The President and Majority stockholder of the Shareholder, Thomas N. Hackett, has the sole power to vote and to dispose of the shares described herein.

         (c) Not applicable.

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         (d) The Shareholder knows of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to
        Securities of the Issuer

         The Shareholder beneficially owns 300,000 shares of Common Stock of the Company, representing 8.0% of the total issued and outstanding shares of Common Stock of the Company. Thomas N. Hackett is the President of the Shareholder and owns a 84.6% interest in the Shareholder. Pursuant to the Articles of Incorporation and Bylaws of the Shareholder, Mr. Hackett has the authority to vote or direct the vote of the Shareholder's shares of Common Stock of the Company.

         In addition, Mr. Hackett is Chairman of the Board of the Company.


Item 7.  Material to be Filed as Exhibits

         Not Applicable


                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 21, 1997


/s/ Mark T. Thatcher

MARK T. THATCHER, Filing Agent
PRI, Inc.
Acadia National Health Systems, Inc.